# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Lowkey Dispensary
## Income Statement - unaudited
## For the periods ended 12/31/2019

|  | Current Period |
|---|---|
|  | **1/1/2019 - 12/31/2019** |
| **REVENUES** |  |
| Sales | $ - |
| Other Revenue | - |
| **TOTAL REVENUES** | **-** |
|  |  |
| **COST OF GOODS SOLD** |  |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | - |
|  |  |
| **GROSS PROFIT (LOSS)** | - |
|  |  |
| **OPERATING EXPENSES** |  |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | - |
|  |  |
| **OPERATING PROFIT (LOSS)** | - |
|  |  |
| **INTEREST (INCOME), EXPENSE & TAXES** |  |
| Interest (Income) | - |
| Interest Expense | - |
| Income Tax Expense | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | - |
|  |  |
| **NET INCOME (LOSS)** | $ - |

# Lowkey Dispensary
# Balance Sheet - unaudited
# For the period ended 12/31/2019

| | Current Period |
| --- | --- |
| | 31-Dec-19 |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| **Total Current Assets** | - |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ - |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| **Total Current Liabilities** | - |
| | |
| **Long-Term Liabilities:** | |
| Notes Payable | - |
| Less: Current portion of Long-term debt | - |
| **Total Long-Term Liabilities** | - |
| | |
| **EQUITY** | |
| Capital Stock/Partner's Equity | - |
| Net Income (Loss) | - |
| **Total Equity** | - |
| **TOTAL LIABILITIES & EQUITY** | $ - |
| | |
| Balance Sheet Check | - |

# Lowkey Dispensary
## Income Statement - unaudited
## For the periods ended 12/31/2020

|  | Current Period |
|---|---|
|  | **1/1/2020 - 12/31/2020** |
| **REVENUES** |  |
| Sales | $ - |
| Other Revenue | - |
| **TOTAL REVENUES** | **-** |
|  |  |
| **COST OF GOODS SOLD** |  |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | - |
|  |  |
| **GROSS PROFIT (LOSS)** | - |
|  |  |
| **OPERATING EXPENSES** |  |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | - |
|  |  |
| **OPERATING PROFIT (LOSS)** | - |
|  |  |
| **INTEREST (INCOME), EXPENSE & TAXES** |  |
| Interest (Income) | - |
| Interest Expense | - |
| Income Tax Expense | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | - |
|  |  |
| **NET INCOME (LOSS)** | $ - |

# Lowkey Dispensary
## Balance Sheet - unaudited
## For the period ended 12/31/2020

|  | Current Period |
|---|---|
|  | **31-Dec-20** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| **Total Current Assets** | - |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ - |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| **Total Current Liabilities** | - |
| | |
| **Long-Term Liabilities:** | |
| Notes Payable | - |
| Less: Current portion of Long-term debt | - |
| **Total Long-Term Liabilities** | - |
| | |
| **EQUITY** | |
| Capital Stock/Partner's Equity | - |
| Net Income (Loss) | - |
| **Total Equity** | - |
| **TOTAL LIABILITIES & EQUITY** | $ - |
| | |
| Balance Sheet Check | - |

I, Jeff Similien, certify that:

1. The financial statements of Low key LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Low key LLC included in this Form reflects accurately the information reported on the tax return for Low key LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature     *Jeff Similien*

Name:     Jeff Similien

Title:     Owner/CEO